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19007778

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ohio National Equities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa R. Cooper (513) 794-6162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500 (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas J. DeGaetano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohio National Equities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President
Title

Notary Public

TERESA R COOPER
NOTARY PUBLIC - STATE OF OHIO

Teresa R Cooper
Notary Public
In and For the State of Ohio
My Commission Expires
21 November 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Board of Directors
Ohio National Equities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ohio National Equities, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers.*

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

KPMG

240.17-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1996.

Columbus, Ohio
February 27, 2019

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	3,829,712
Accounts receivable from affiliates, net (note 3)		22,329
Prepaid state income taxes		120,209
Deferred federal tax asset (note 2)		12,633
Other assets		10,579
Total assets	$	3,995,462
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	63,821
Payable to affiliate, net (note 3)		201,358
Commissions payable (note 3)		1,679,113
Deferred bonus expenses (note 6)		35,160
Federal income taxes payable (note 2)		11,291
Total liabilities		1,990,743
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares; issued and outstanding 3,300 shares at stated value of $10 per share		33,000
Additional paid-in capital		9,397,000
Retained deficit		(7,425,281)
Total stockholder's equity		2,004,719
Total liabilities and stockholder's equity	$	3,995,462

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Statement of Operations

Year Ended December 31, 2018

Revenues		
Commission revenue		$ 15,245,516
Expenses		
Employee compensation and benefits (note 6)	$ 16,739,451	
Service contract expenses (note 3)	1,562,836	
Regulatory fees and expenses	443,461	
Travel and entertainment	1,378,941	
General expenses	373,517	
Total expenses		20,498,206
Loss before income taxes		(5,252,690)
Income taxes (note 2)		
Current (benefit) expense	(1,207,678)	
Deferred expense	566,018	
Total income taxes		(641,660)
Net loss		$ (4,611,030)

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2018

		Common stock	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at December 31, 2017	$	33,000	8,297,000	(2,814,251)	5,515,749
Capital contribution from parent		—	1,100,000	—	1,100,000
Net loss		—	—	(4,611,030)	(4,611,030)
Balance at December 31, 2018	$	33,000	9,397,000	(7,425,281)	2,004,719

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(4,611,030)
Adjustments to reconcile net income to net cash used by operating activities:		
Decrease in deferred tax asset (non cash)		566,018
Decrease in accounts receivable from affiliates		49,162
Decrease in income taxes receivable		6,841
Decrease in other assets		2,695
Decrease in accounts payable and accrued expenses		(2,825,179)
Net cash used in operating activities		(6,811,493)
Cash flows from financing activities:		
Capital contribution from The Ohio National Life Insurance Company		1,100,000
Net cash provided by financing activities		1,100,000
Decrease in cash		(5,711,493)
Cash at beginning of year		9,541,205
Cash at end of year	$	3,829,712
Federal income tax received from The Ohio National Life Insurance Company	$	1,231,886

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the "Company" or "ONEQ") was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly owned subsidiary of The Ohio National Life Insurance Company ("ONLIC"), is registered as a wholesale broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934 and is a member of the Financial Industry Regulation Authority. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section k(1) which limits the Company to transactions in certain redeemable securities of registered investment companies or insurance products and allows the Company to briefly handle customer funds and/or securities, but requires such funds or securities to be transmitted promptly.

Effective September 15, 2018, ONLIC is no longer accepting applications for annuities or new retirement plans, while continuing to service and support existing clients in both product lines. As a result, all ONEQ employees were terminated and paid severance in the amount of $3,374,578, which is included in employee compensation and benefits on the accompanying statement of operations. There are no outstanding liabilities related to the severance. The majority of trail commissions were also terminated in 2018; however, these are reimbursable by ONLIC and therefore have no overall financial impact to the Company. With these recent strategic changes, the Company will have limited projected revenue going forward and is still determining a final strategy.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Actual results could differ from those estimates.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), effective for annual periods beginning after December 15, 2017 for public business entities. The guidance provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards – e.g. insurance contracts). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires enhanced disclosures of quantitative and qualitative information that enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. The Company adopted the new standard using the modified retrospective transition method and has evaluated and documented the potential impact to the financial statements with adopting this approach. The Company's implementation efforts included the identification of revenue within the guidance and the review of the customer contracts to determine the Company's performance obligation and the associated timing of each performance obligation. The adoption resulted in a change in presentation from gross to net for commission revenue and the corresponding commission expense.

The Company has entered into arrangements to sell variable life insurance contracts on behalf of Ohio National Life Assurance Corp ("ONLAC"), an affiliate, and variable annuity contracts and fixed annuity contracts on behalf of ONLIC and National Security Life and Annuity Company ("NSLAC"), an affiliate, the O.N. Equity Sales Company ("ONESCO"), an affiliate and to unrelated third party broker dealers, through underwriting agreements with ONLAC, ONLIC, and NSLAC. NSLAC also reimburses the Company for the expenses incurred by the Company for the distribution of the NSLAC products.

The underwriting agreements establish the amounts due to the Company from ONLAC, ONLIC, and NSLAC. Related revenue, which is based on agreed upon commission rates, is recognized when the Company's performance obligation is satisfied. For fees paid up front, the Company believes that its performance obligation is the sale of the contract and as such, is fulfilled on the trade date. Certain variable commission revenue is considered constrained within ASC 606, as it is dependent on the account value at future points in time as well as the length of time and whether the policy remains in force, all of which are highly susceptible to factors outside the Company's influence. The constraint is overcome when the account value and investor activities are known, usually monthly, at which point the revenue is recognized. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2018. See Note 3 concerning related-party transactions.

Service contract expense is recognized ratably over the year based on annual cost models for direct and indirect costs related to services performed. ONEQ has service contract agreements with ONLIC and ONESCO. ONEQ is billed from ONLIC for services, office space, equipment and materials necessary to the operation of the business. ONEQ is billed from ONESCO for services and support including contracting and licensing, marketing, compliance and training support. The expenses related to the service contract agreements are reviewed quarterly with appropriate Management for reasonableness and approval.

Employee compensation, regulatory fees, travel and entertainment, printing and prospectuses and general expenses are recognized as they are incurred by the Company.

Employee incentive plans are an unsecured obligation. The payments are subject to continued employment by the participant. See Note 6 concerning employee incentive plans.

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period. No recovery allowance is considered necessary for any of the receivable balances.

Comprehensive income includes net income (loss) as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income (loss). Currently, net income (loss) is the Company's only component of comprehensive income.

(Continued)

(2) Income Taxes

The Company files a consolidated federal income tax return with its parent company, ONLIC. The method of allocation between companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No federal valuation allowance is needed as of December 31, 2018, as it is more likely than not that the deferred tax asset will be fully realized. For state purposes, a valuation allowance is needed as of December 31, 2018, as it is more likely than not that the state deferred tax assets will not be realized. In recognition of this risk, we have provided a valuation allowance of $449,403 on the state deferred tax assets.

The Company provides for federal and state income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition*. This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2018, there are no reserves for uncertain tax positions.

On December 22, 2017, President Trump signed into law the tax legislation commonly known as the Tax Cuts and Jobs Act of 2017 (the "Act"). Under ASC 740, the effects of new legislation were recognized upon enactment, which (for federal legislation) is the date the President signs a bill into law.

The Act reduced the corporate income tax rate from 35% to 21%, effective January 1, 2018, for all corporations. The effects of the new legislation were recognized by adjusting the Company's deferred tax assets and/or liabilities as of December 22, 2017. The effects of the changes in tax laws or rates on deferred tax assets and/or liabilities are allocated to continuing operations and are reflected in the tax rate reconciliation within.

Total income tax expense for the year ended December 31, 2018 differs from the amount computed by applying the U.S. federal income tax rate of 21% to income before federal income tax expense as follows:

(Continued)

		Amount	Percentage	
Computed (expected) tax benefit	$	(1,103,065)	21.00	%
Nondeductible expenses (meals and entertainment)		55,354	(1.05)	
Transfer pricing		177,289	(3.38)	
State tax, net of federal income tax benefit		243,843	(4.64)	
Other		(15,081)	0.29	
Total benefit and effective rate	$	(641,660)	12.22	%

The Company has established a federal deferred tax asset, related to the deferred bonus plan in the amount of $7,383 and accrued contingency expenses in the amount of $5,250 as of December 31, 2018. Based upon all available evidence, Management believes it is more likely than not the Company will realize the benefits of the federal deferred tax assets.

(3) Related-Party Transactions

The Company has service contract agreements with ONLIC and ONESCO, and an underwriting agreement with NSLAC. The Company is billed from ONLIC for services, office space, equipment and materials necessary to the operation of the Company's business. The Company is billed from ONESCO for services and support including contracting and licensing, marketing, compliance and training support. The Company bills NSLAC for employee benefit chargebacks which reduce the service contracts expenses. There is no assurance that these costs would be similar if the Company had to obtain such services and support on its own. The Company had no payable due to ONLIC or NSLAC related to these service contracts as of December 31, 2018.

Charges for all services from ONLIC, ONESCO and NSLAC reimbursements included in service contracts expenses for the year ended December 31 were as follows:

		2018
Service expense to ONLIC	$	1,378,680
Service expense to ONESCO		185,117
NSLAC reimbursement		(961)
Total service contracts expenses incurred	$	1,562,836

Under the terms of the service contract agreement between the Company and ONLIC, the Company bills ONLIC on a monthly basis for reimbursement of employee compensation and benefits expense for payroll services provided to ONLIC. The reimbursement is for retirement plan service sales force/wholesalers who sell certain ONLIC products to which the Company is not a party and for which the Company does not record any associated revenue. The reimbursement offsets the expense recorded and thus there is no income statement impact as a result of the arrangement. At December 31, 2018,

the Company had no receivable from affiliate and total expenses reimbursed for 2018 were $1,446,213 related to this arrangement.

The Company has a distribution and underwriting agreement with ONLIC to distribute variable and fixed annuity contracts and with ONLAC to distribute variable universal life contracts. In connection with the sale of these contracts, the Company records commission revenue, marketing allowance expenses paid to the distributors related to the sale or marketing of the contracts, printing and distribution of prospectuses, and other expenses incurred with the distribution/sale of the contracts. ONLIC reimburses the Company for any asset based marketing allowance expense and printing and prospectus expenses with respect to the contracts beginning the second year after issuance. The Company is also reimbursed by NSLAC for expenses related to distributing variable annuity and variable universal life contracts issued by NSLAC, per the underwriting agreement. The amount owed to the Company from NSLAC as of December 31, 2018 was $14,320.

The affiliated amounts owed by the Company as of December 31 were as follows, which are shown on the face of the statement of financial condition:

	2018
ONLIC commissions, net of sales load	$ 36,725
ONLIC asset based marketing allowance reimbursement	219,196
Other reimbursements from ONLIC/ONLAC	(54,563)
Total accounts payable to affiliates, net	$ 201,358

The unaffiliated accounts payable due to the distributors related to the sale or marketing of the contracts was $1,679,113 as of December 31, 2018.

With the adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606), the Company records intercompany revenue from affiliates and related commissions expense net. During 2018, sales of these contracts resulted in net revenue as follows as of December 31:

	2018	
Revenues:		
Commissions		$ 72,580,214
Direct cost of revenues:		
Commission expense	$ 56,126,878	
Asset based and sales based marketing allowance expense	10,689,287	
Asset based marketing allowance expense reimbursement	(9,481,467)	57,334,698
Net revenue		$ 15,245,516

Of the total asset based and sales based marketing allowance expense reported above, $874,615 was paid to ONESCO as of December 31, 2018 for marketing support services related to the sale and distribution of ONLIC annuity contracts, per a selling agreement with ONEQ. The amount owed by ONESCO to ONEQ as of December 31, 2018 was $8,009. As a result of ONLIC no longer accepting applications for annuities or new retirement plans as discussed above, the Company's intercompany payable related to the marketing support and the underwriting agreement with ONESCO will be significantly reduced or eliminated.

(4) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness," as those terms are defined in the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had a minimum capital requirement of $132,716, and "aggregate indebtedness" and "net capital" of $1,990,743 and $1,838,969, respectively, and ratio of aggregate indebtedness to net capital of 1.08 to 1.

(5) Contingencies

The Company is a defendant in various claims and legal actions arising in the ordinary course of business. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are accrued by the Company as incurred and for the estimated amount to be incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to the liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

(6) Employee Incentive Plans

On January 1, 2008, the Company implemented a Deferred Bonus Plan for Wholesalers and a Divisional Sales Managers Incentive Bonus Program (the "Plans"). The Plans are intended to provide deferred cash compensation to certain employees of the Company in order to provide a material incentive for such employees toward increasing sales and increasing the value of the Company, and employee retention.

Because the Company is no longer accepting applications for annuities or new retirement plans, all Wholesalers and Divisional Sales Managers were terminated and paid their earned deferred cash compensation. At December 31, 2018, the total deferred bonus expenses liability for the Plans was $35,160, related to two retired employees scheduled to receive final payment on January 4, 2019. The total expense at December 31, 2018 for the Deferred Bonus Plan for Wholesalers was $1,263,875 and

for the Divisional Sales Managers Incentive Bonus Program was $493,447, which is included in employee compensation and benefits expense in the statement of operations.

(7) Fair Value Measurements

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company is required to categorize its assets and liabilities that are carried at estimated fair value on the statement of financial condition into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement.

The levels of fair value hierarchy are as follows:

- **Level 1** – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market at the measurement date. The types of assets utilizing Level 1 valuations include U.S. government securities, actively traded equity securities, investments in publicly traded mutual funds, cash and cash equivalents, and exchange traded derivatives.

- **Level 2** – Fair value is based on significant inputs, other than quoted prices included in Level 1 that are observable in active markets or that are derived principally from or corroborated by observable market data through correlation or other means for identical or similar assets and liabilities. As of December 31, 2018, the Company had no assets measured in Level 2 of the hierarchy.

- **Level 3** – Fair value is based on unobservable inputs for the asset or liability for which there is little or no market activity at the measurement date. Unobservable inputs used in the valuation reflect management's best estimate about the assumptions market participants would use to price the asset or liability. As of December 31, 2018, the Company had no assets measured in Level 3 of the hierarchy.

The following table presents the Company's hierarchy for its assets and liabilities measured at estimated fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 3,829,712	—	—	3,829,712
Deposits	10,489	—	—	10,489
Total assets	$ 3,840,201	—	—	3,840,201

Determination of Fair Values
The following is a discussion of the methodologies used to determine estimated fair values for the financial instruments listed in the above table:

Cash – Cash is considered Level 1 as it is the functional currency in the U.S., the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Company holds cash deposits with various regulatory agencies. These deposits are considered Level 1 since cash is the most liquid form of asset and not subject to valuation fluctuations. The estimated fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the statement of financial condition.

Asset Transfers Between Levels
The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. There were no net transfers to or from Level 1, Level 2, or Level 3 during 2018.

Fair Value Measurement on a Nonrecurring Basis
The Company did not have assets that are measured at estimated fair value on a nonrecurring basis in periods subsequent to initial recognition.

(8) Subsequent Events

The Company has evaluated subsequent events through February 27, 2019, the date at which the financial statements were issued, and determined there are no additional items to disclose.

Schedule 1

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2018

Aggregate indebtedness:		
Total liabilities	$	1,990,743
Net capital		1,838,969
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $1,990,743)		132,716
Net capital in excess of requirements	$	1,706,253
Ratio of aggregate indebtedness to net capital		1.0825
Net worth:		
Common stock	$	33,000
Additional paid-in capital		9,397,000
Retained deficit		(7,425,281)
Total net worth		2,004,719
Deduct:		
Nonallowable assets:		
Accounts receivable from affiliates		22,329
Other assets		143,421
		165,750
Net capital before haircuts on securities positions		1,838,969
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	1,838,969

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2018 filed on unaudited Form X-17A-5, Part IIA on January 23, 2019.

See accompanying report of independent registered public accounting firm.

Schedule 2

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 3

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ohio National Equities, Inc.:

We have reviewed management's statements, included in the accompanying The Ohio National Equities, Inc. Exemption Report (the Exemption Report), in which (1) Ohio National Equities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 27, 2019

One Financial Way
Cincinnati, Ohio 45242

Post Office Box 5308
Cincinnati, Ohio 45201-5308

Marketing Desk: 888.744.7355
Customer Service: 888.925.6446
Fax: 513.794.4625

Ohio National Equities, Inc.
Member FINRA

Exemption Report

Ohio National Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1):

Limited business in certain redeemable securities of registered investment companies or insurance products.

The Company has met the identified exemption provisions for the fiscal year ended December 31, 2018 without exception.

Ohio National Equities, Inc.

I, Barbara A. Turner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Barbara A. Turner

Title: Director
Date: February 27, 2019

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

The Board of Directors
Ohio National Equities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Ohio National Equities, Inc. (the Company) for the year ended December 31, 2018, which were agreed to by the Company and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2018 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 to the total revenues in the Company's audited financial statements included in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, and noted no difference;

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 to supporting schedules and working papers and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 and in the related schedules and working papers, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 27, 2019